October 13, 2011

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 4561

Washington, D.C. 20549

Attention:  Ms. Amanda Ravitz, Assistant Director

  Ms. Tara Harkins, Accounting Branch Chief

  Mr. Kevin Vaughn, Accounting Branch Chief

  Mr. Jay Mumford, Special Counsel

  Mr. Daniel Morris, Special Counsel

Re:	Acceleration Request of ZELTIQ Aesthetics, Inc.

Registration Statement on Form S-1 (File No. 333-175514)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ZELTIQ Aesthetics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Tuesday, October 18, 2011, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact Jeffrey Thacker of DLA Piper LLP (US), counsel to the Registrant, at (858) 638-6728 or by facsimile at (858) 638-5128.

Very truly yours,

Zeltiq Aesthetics, Inc.

/s/ John F. Howe

John F. Howe

Chief Financial Officer and Senior Vice President

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

October 13, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ZELTIQ Aesthetics, Inc.
Registration Statement on Form S-1
Registration File No. 333-175514

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of ZELTIQ Aesthetics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on October 18, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 7, 2011:

(i)	Dates of distribution: October 7, 2011 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 5,099

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 236

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES LLC

GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ K. Habayeb
Name:	Khaled Habayeb
Title:	Vice President

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

[Signature Page to the Acceleration Request]